May 24, 2018

Via EDGAR

Jennifer Gowetski, Esq.

Senior Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3401

Re:                              Ashford Holding Corp.

Registration Statement on Form S-4

File No. 333-224409

Filed April 23, 2018

Comment Letter Dated May 18, 2018

Dear Ms. Gowetski:

Ashford Holding Corp. (“New Holdco”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 18, 2018 with respect to New Holdco’s registration statement on Form S-4 filed on April 23, 2018 (the “Registration Statement”).  New Holdco is respectfully submitting the responses below to the comments in such comment letter in connection with our filing with the Commission of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof.  To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses.  Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.

General

1.              We note that AINC’s common stock is listed on the NYSE and registered under Section 12(b) of the Exchange Act. Under the terms of the Merger, New Holdco, an affiliate of AINC, will purchase - as such term is defined in Rule 13e-3(a)(2) of the Exchange Act - all of AINC’s common stock. Following completion of the Merger, it appears that AINC’s common stock will no longer be listed on the NYSE. For example, the disclosure on page 5 indicates that “there can be no assurance that…the shares of common stock of New Holdco into which the Company’s shares of common stock will be converted will be listed for trading on the NYSE…” Please confirm to us that AINC, and each affiliate of AINC that is engaged in the Merger, will comply with Rule 13e-3 given that the purchase will produce the going private effect specified in Rule 13e-3(a)(3)(ii)(B), or tell us why compliance is not required.

Response:

For the reasons set forth below, New Holdco has concluded compliance with Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is not required with respect to the Merger.  We have concluded that Rule 13e-3 will not apply to the Merger by virtue of the Merger qualifying for the exemption from the application of Rule 13e-3 afforded by paragraph (g)(2) of Rule 13e-3.

The purpose and intended effect of the Merger is to establish a new publicly traded Maryland holding company for Ashford Inc. (“AINC”).  As disclosed in the Registration Statement, in and as a result of the Merger, Merger Sub will be merged with and into AINC, with AINC surviving the Merger and becoming a wholly-owned subsidiary of New Holdco, and each share of AINC’s common stock, par value $0.01 per share (“AINC Common Stock”), outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be converted into one share of the New Holdco’s common stock, par value $0.01 per share (the “New Holdco Common Stock”), and the stockholders of AINC will become the stockholders of New Holdco.  With regard to the proposed Merger and its effects, we note as follows.

The Commission has recognized that certain transactions, including transactions similar to the Merger, that may have the effects enumerated by Rule 13e-3(a)(3)(ii) are nevertheless not “going private” transactions, but rather are transactions that rearrange a company’s corporate organizational structure without depriving investors of the protections of the Exchange Act or the liquidity of a security that is, for example, listed on a national stock exchange such as the NYSE American LLC stock exchange (the “NYSE American”).  Accordingly, the Commission included the exemption from applicability of Rule 13e-3 to certain transactions set forth in Rule 13e-3(g)(2).  This exemption applies to any Rule 13e-3 transaction in which security holders “are offered or receive only an equity security,” provided that three conditions are met:

(i) the offered equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction (i.e., in the case of the Merger, the outstanding shares of AINC Common Stock), including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock);

(ii) the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and

(iii) if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted.

As reflected in the Registration Statement, each of these three conditions will be met with respect to the Merger.  Specifically:

1.  The shares of New Holdco Common Stock to be outstanding immediately after the Merger Effective Time will have the same rights and privileges as the shares of AINC Common Stock outstanding immediately prior to the Merger Effective Time because:

•                  as set forth in the “Comparison of Stockholders’ Rights” section of the Registration Statement, both AINC and New Holdco are and will be Maryland corporations and, thus, both will be subject to the same provisions of the Maryland General Corporation Law, as amended (the “MGCL”), establishing the rights and privileges of a share of common stock of a Maryland corporation;

•                  upon the consummation of the Merger, the charter and bylaws of New Holdco will be identical to the charter and bylaws of AINC and, thus, those provisions of such charters and bylaws establishing the rights and privileges of the holders of shares of common stock of AINC or New Holdco, as the case may be, will be identical; and

•                  no other agreements, documents or instruments establish the rights and privileges part of the rights and privileges of a share of AINC Common Stock or a share of New Holdco Common Stock.

Accordingly, no difference will exist between the rights and privileges of a share of AINC Common Stock and the rights and privileges of a share of New Holdco Common Stock.

2.  Upon consummation of the Merger, the class of New Holdco Common Stock will be registered under Section 12(b) of the Exchange Act, as is the case with the AINC Common Stock.

3.  Upon the consummation of the Merger, the outstanding shares of New Holdco Common Stock will be listed on NYSE American as is the case with the shares of AINC Common Stock.

We note that shortly after the consummation of the Merger, the charter of New Holdco will be supplemented to establish the Series B Preferred Stock that will be issued by New Holdco in connection with a transaction separate from the Merger for non-tax purposes.  However, that supplement to the New Holdco charter will not change the rights and privileges of a share of New Holdco Common Stock.

Although the availability of the exemption provided by paragraph (g)(2) of Rule 13e-3 is not dependent on the absence of any possible negative effects of a Rule 13e-3 transaction, we note that the Merger will not cause any of the potential harms against which Rule 13e-3 is intended to protect.  In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the Commission stated that “the practice of issuers . . . engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.”  In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of the protections under federal securities laws, and further efforts by the issuer or affiliate to eliminate their equity interest.

The Merger will not give rise to any of the adverse consequences noted above by the Commission.  The market for the shares of New Holdco Common Stock after the Merger is intended and expected to be the same as the market for the common stock of AINC.  Shares of AINC Common Stock are currently traded on the NYSE American, and the shares of New Holdco Common Stock into which the shares of AINC Common Stock will be converted in the Merger will be traded on the NYSE American after the Merger under the same ticker symbol, “AINC.”  Consequently, an illiquid trading market will not occur as a result of the Merger.  Following consummation of the Merger, the holders of shares of AINC Common Stock will own shares of common stock of New Holdco, which will be a publicly traded company with shares of its common stock listed on the NYSE American and with a class of common stock that will be registered under Section 12(b) of the Exchange Act and will be a company that will be subject to the reporting requirements of Section 13(a) of the Exchange Act and to the proxy rules under Section 14(a) of the Exchange Act as is now the case with AINC.  The Merger is designed so that the holders of shares of AINC Common Stock will maintain their investment in the same proportions as prior to the Merger, with no substantive change in their legal rights as a result of the Merger.  The rationale set forth by the Commission for adopting Rule 13e-3 indicates that the rule was intended to protect public unitholders against coercive actions of an issuer and/or its affiliates that would strip unaffiliated unitholders of their securities or otherwise leave unaffiliated unitholders with illiquid securities that no longer benefited from the same level of protection under the federal securities laws.  In the Merger, the holders of the common stock of AINC will continue to have all of the protections under the federal securities laws and hold equity securities listed on the NYSE American.

2.              We note that you are not registering the preferred share purchase rights. Please provide us with your detailed analysis regarding how your offering complies with prior no-action relief, including, as applicable, any representations required by prior no-action letters.

Response:

We understand that the preferred share purchase rights referred to in Comment 2 are preferred share purchase rights of New Holdco that would be issued to the stockholders of New Holdco under a stockholder rights plan to be adopted by New Holdco and that were referred to in footnote 1 to the Registration Fee table on the cover page of the Registration Statement.  We respectfully advise the Staff that New Holdco has determined that it will not adopt a stockholder rights agreement prior to the consummation of the transactions contemplated by the Combination Agreement, including the Merger.  Consequently, the cover page of the Registration Statement contained in Amendment No. 1  thereto has been amended to delete footnote 1 to the registration fee table.  Upon the adoption of a stockholder rights plan by New Holdco and in connection with the issuance of any such preferred share purchase rights thereunder, New Holdco will comply with the applicable requirements of the Securities Act with respect to any offer and sale of any such preferred stock purchase rights by New Holdco to its stockholders and any offer and sale of the shares of preferred stock of New Holdco underlying any such preferred stock purchase rights so issued and sold.

3.              Please provide us a detailed analysis explaining how you determined that a shareholder vote was not required for the transactions contemplated by the combination agreement, including the conversion and merger.

Response:

The following analysis of the MGCL and its application to the facts relating to the Merger led to the determination that a stockholder vote was not required to approve the Merger.

The transactions described in the Registration Statement have the following distinct steps:

•                  Prior to consummation of the Merger, Remington and certain of its affiliates will (i) transfer the project management business conducted by certain affiliates of Remington to PM LLC and (ii) thereupon, transfer 100% of the equity interests of PM LLC to the Remington Sellers (i.e., Archie Bennett, Jr., MJB Investments, LP, and Mark Sharkey).  This set of steps is defined in the merger proxy statement as the “PM Formation Transaction.”  AINC is not a party to these transactions.

•                  Following completion of the PM Formation Transaction but prior to the classification or issuance of the Series B Preferred Stock, the Merger will be effected.  Immediately prior to the merger, New Holdco will be a wholly-owned subsidiary of AINC, and Merger Sub will be a wholly-owned subsidiary of New Holdco.  The merger of AINC with Merger Sub will result in AINC becoming a wholly-owned subsidiary of New Holdco.  This reorganization does not require approval by AINC’s stockholders under Maryland law for the reasons discussed below.

•                  Immediately following the effectiveness of the Merger, New Holdco will file Articles Supplementary with the State of Maryland to create the Series B Preferred Stock.  Upon the creation of this stock, the Remington Sellers will transfer the LLC interests in PM LLC to New Holdco in exchange for 8,120,000 shares of Series B Preferred Stock.  This issuance of the Preferred Stock will require stockholder approval pursuant to the rules of NYSE American for the reasons disclosed on page 21 of the proxy statement/prospectus contained in Amendment No. 1, but does not require stockholder approval as a matter of Maryland law.

Maryland counsel to AINC has advised that the Merger will not require approval of the stockholders of AINC because the Merger has been structured to comply with Section 3-106.2 of the Maryland General Corporation Law.  The reasoning for Maryland counsel’s conclusion is as follows.

•                  New Holdco satisfies the requirements for being a “holding company” for purposes of this Section 3-106.2 because from its formation until consummation of the Merger, New Holdco will at all times be a direct or indirect wholly-owned subsidiary corporation of AINC and all of the shares of stock of New Holdco will be issued to stockholders of AINC in the Merger.

•                  Section 3.106.2 eliminates a stockholder approval requirement generally applicable for mergers of Maryland corporations in the case of a merger of the parent corporation with a direct or indirect wholly-owned subsidiary to effect a holding company formation, provided that each of the following are complied with, which is the case in the Merger:

•                  The parent corporation and the direct or indirect wholly-owned subsidiary corporation are the only parties to the merger;

•                  Each share or fraction of a share of the stock of the parent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share or equal fraction of a share of the stock of a holding company having the same contract rights as the share of stock of the parent corporation being converted in the merger;

•                  The holding company, the parent corporation, and the direct or indirect wholly-owned subsidiary corporation that is the other party to the merger are Maryland corporations;

•                  The charter and bylaws of the holding company immediately following the Merger Effective Time are identical to the charter and bylaws of the parent corporation in effect immediately prior to the Merger Effective Time (with certain very limited technical exceptions);

•                  As a result of the merger, the parent corporation or its successor becomes a direct or indirect wholly-owned subsidiary corporation of the holding company;

•                  The directors of the parent corporation become or remain the directors of the holding company at the effective time of the merger;

•                  The stockholders of the parent corporation do not recognize gain or loss for federal income tax purposes, as determined by the board of directors of the parent corporation; and

•                  A majority of the entire board of directors of the parent corporation approves the merger.

The Merger satisfies each of the foregoing steps.

The Series B Preferred Stock is not being issued as part of the Merger, but rather will be issued in a transaction separate from the Merger for non-tax purposes, which separate transaction is not required to occur for the Merger to be effective under Maryland law, that will occur following the effectiveness of the Merger and for which stockholder approval is required under the rules of the NYSE American, but is not required under Maryland law.  Therefore, according to Maryland counsel to the Company, the Merger can be completed without stockholder approval in accordance with the provisions of Section 3-106.2 of the MGCL.  In addition, separate Maryland counsel to the Special Committee also advised that no stockholder approval of the Merger is required under Maryland law in accordance with Section 3-106.2 of the MGCL.

Summary, page 1

4.              Please revise your summary to briefly explain why you are pursuing the transactions contemplated by the contribution agreement and utilizing the proposed structure. In addition, please describe any potential conflicts of interests, including any interests of your directors and officers in the transaction.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 8 to 11 of the proxy statement/prospectus contained in Amendment No. 1 to highlight the reasons for the transactions and the reasons why the parties to the Combination Agreement are utilizing the proposed structure of the transactions, as well as the potential conflicts of interest, and the interests of the directors and officers of New Holdco and AINC in connection with the transactions.

Our amended and restated bylaws contains a provision…, page 38

5.              We note your disclosure on page 38 that your board approved and adopted amended and restated bylaws that require that “stockholders meet certain ownership thresholds in order to initiate claims on behalf of the Company and/or any class of current and/or prior stockholders against the Company and/or against and director and/or officer of the Company.” Please revise to disclose:

a.              The risks more fully to investors if this provision is adopted and how the provision will impact the rights of stockholders, including without limitation, discouraging shareholder litigation and enforcement of shareholder rights;

b.              How you will determine whether certain ownership thresholds have been met and the difficulties that shareholders may have in attempting to locate other shareholders to reach the 3% threshold as of “the date on which such claim was discovered (or should have been discovered)” or “the last date on which a stockholder must have held stock to be included in such class;”

c.               The basis for your belief that this provision is enforceable under Maryland law; and

d.              Whether you intend for this provision to cover claims under the federal securities laws, and, if so, how you considered whether this provision violates the anti-waiver provisions of the federal securities laws.

Response:

In response to the Staff’s comment, the disclosure starting on pages 189 and 190 of the amended proxy statement/prospectus contained in Amendment No. 1 relating to the proposal for the ratification of the provision of the bylaws of AINC relating to the assertion of certain claims by stockholders of AINC (the “Bylaw Provision”) has been revised to provide:

•                  additional discussion of the material risks to which stockholders of AINC or stockholders of New Holdco may be subject if the Bylaw Provision is in effect;

•                  a more detailed description of how the Bylaw Provision will impact the rights of stockholders of AINC or New Holdco, including, without limitation, discouraging shareholder litigation and enforcement of shareholder rights, which impact, we note, represents the material risks to the stockholders of AINC and stockholders of New Holdco with respect to the Bylaw Provision;

•                  a more detailed description of how AINC or New Holdco will determine whether certain ownership thresholds have been met for purposes of the Bylaw Provision and the material difficulties that stockholders could have in attempting to locate other stockholders to reach the 3% threshold as of “the date on which such claim was discovered (or should have been discovered)” or “the last date on which a stockholder must have held stock to be included in such class;”

•                  a discussion of the basis for New Holdco’s belief that the Bylaw Provision is enforceable under Maryland law; and

•                  a statement indicative of New Holdco’s intention that the Bylaw Provision not cover claims under the federal securities laws to the extent the enforcement of the Bylaw Provision would violate the anti-waiver provisions of the federal securities laws.

* * *

Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.

Very truly yours,

/s/ Jim Plohg

Jim Plohg
Associate General Counsel

Enclosures

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Dudley W. Murrey

Sunyi Snow

Hunton Andrews Kurth LLP